Exhibit 99.1

Abcam files and mails Scheme Circular seeking approval of acquisition of Abcam by Danaher for $24.00 per share

Cambridge, U.K. / Waltham, MA, October 5, 2023 – Abcam plc (Nasdaq: ABCM) (‘Abcam’, the ‘Group’ or the ‘Company’), a global leader in the supply of life science research tools, today filed and mailed a scheme circular (the ‘Scheme Circular‘) in connection with the acquisition of Abcam by Danaher Corporation (NYSE: DHR) (‘Danaher’), announced on August 28, 2023 (the ‘Transaction’). Under the terms of the Transaction Agreement, Danaher will acquire all of the outstanding shares of Abcam for $24.00 per share in cash.

The Scheme Circular is available online at Abcam’s investor relations website https://corporate.abcam.com/investors/danaher-abcam

Highlights from the Scheme Circular include:

The Transaction delivers significant, certain, and immediate value to shareholders.

This Transaction maximizes value in cash and provides certainty of return to shareholders while delivering an excellent outcome for employees and customers. The $24.00 per share price represents a 39% premium to Abcam’s undisturbed closing share price on May 16, 2023, prior to the press release by Jonathan Milner on May 17, 2023 stating his intention to call an extraordinary general meeting of Abcam, and a 48% premium to the Volume Weighted Average Price of $16.21 for the 30 trading day period to May 16, 2023.

The Transaction is the result of a rigorous and competitive sale process.

Having listened to shareholder feedback, the Board facilitated a robust sale process led by Morgan Stanley and Lazard, and guided by good governance. Through this process, Abcam engaged with over 30 potential counterparties, including 21 corporates and 12 financial sponsors from the U.S., Europe, and Asia, before entering into a definitive agreement with Danaher. Abcam received multiple bids to acquire the Company, rejected bids it deemed inadequate, and structured a process that induced bidders to increase offers. No parties were excluded from the process based on anti-trust concerns. All interested parties were given full and fair consideration and equal information at each stage of the process, consistent with public communications made by the Company.

The sales process was competitive through to the final bids. Danaher’s $24.00 per share in cash offer was the highest and best price received at any point in the process. In fact, the next highest bidder submitted a final offer of $22.50 per share. Danaher submitted three offers to the Company, starting at $20.50.

The Scheme Circular provides a detailed timeline of events that concluded with the agreement on the Transaction. For the avoidance of doubt, Jonathan Milner at no time put forward an offer for the Company.

Abcam’s Directors have remained focused and unwavering in their commitment to facilitating a productive process that prioritizes shareholders’ best interests.

The Board ultimately reached its decision to recommend the Transaction through careful consideration of the financial and legal terms presented by Danaher and competing bidders. The rationale for the Board’s recommendation, and the opinions received from Morgan Stanley and Lazard that the financial terms are fair, are set out fully in the Scheme Circular.

In reaching their recommendation in favour of the Transaction, the Abcam Directors took into account the Danaher offer price of $24.00 in cash per share relative to the medium term expected trading price of Abcam ADSs (as defined below) if the Company were to continue as a standalone entity.

The entire process was fully supervised by the Board, supported by a dedicated Strategic Review Subcommittee. At all times the Board were guided by their fiduciary duty to maximize value to shareholders.

Arrangements regarding the treatment of outstanding management incentive schemes were only discussed, negotiated, and agreed separately between the Company and Danaher after the offer price and other terms of the transaction had been agreed between the parties, in accordance with the best interests of shareholders, a proper governance process and full transparency. These discussions resulted in entitlements under the management incentive plan consistent with and no greater than the original terms of the plan approved by shareholders in 2021.

Danaher is committed to Abcam’s current geographic presence, with headquarters in the U.K.

Danaher already has a significant presence in the U.K., with 5,500 associates currently employed in the country. Danaher’s commitment to expanding its existing U.K. operations and maintaining Abcam’s Cambridge presence ensures an optimal outcome for employees and underscores the positive attributes of this Transaction. Throughout the process, Danaher showed a sincere interest in Abcam employees, customers, and the scientific community.

After the acquisition, Abcam will continue as a standalone operating company and brand within Danaher’s Life Sciences segment. The Company’s Board is confident that, in addition to maximizing value for shareholders, Danaher is the right home for Abcam, and will allow Abcam to continue its pursuit of its strategy, while harnessing the power of the Danaher Business System to ensure Abcam remains the partner of choice for its customers worldwide.

How to vote and meeting details

Notices of the Court Meeting and the General Meeting are set out in the Scheme Circular. The Court Meeting will start at 2.00 p.m. (U.K. Time) and the General Meeting will start at 2.15 p.m. (U.K. Time) (or as soon thereafter as the Court Meeting has been concluded or adjourned) on November 6, 2023 (the ‘Shareholder Meetings’).

Abcam Shareholders

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Abcam shareholders are urged to complete and return the BLUE and YELLOW Forms of Proxy distributed with the Scheme Circular, or to submit proxy appointments electronically by logging on to www.sharevote.co.uk or by CREST, so as to be received by the Company’s registrars, Equiniti Limited, no later than 2.00 p.m. (U.K. Time) on November 2, 2023 (in the case of the BLUE form of proxy for the Court Meeting) or 2.15 p.m. (U.K. Time) on November 2, 2023 (in the case of the YELLOW form of proxy for the General Meeting).

-	Abcam shareholders who have any questions or require any assistance in submitting their proxy appointment, should contact the Company’s registrars,

Equiniti, by calling +44 (0) 371 384 2050. Lines are open 8.30 a.m. to 5.30 p.m. (U.K. Time), Monday to Friday, excluding public holidays in England and Wales.

Abcam ADS holders

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Holders of Abcam American depositary share(s) (‘ADS(s)’), who are not entitled to attend or vote directly at the Shareholder Meetings, are urged to complete and return the BLUE ADS Voting Instruction Cards distributed by Citibank, N.A., as Depositary, in accordance with the instructions printed on them so as to be received by no later than 10.00 a.m. (U.S. Eastern Time) on October 31, 2023. Those who hold their Abcam ADSs indirectly through a broker, bank or other nominee, should follow the instructions provided by such nominee in order to submit their voting instructions in respect of the BLUE ADS voting instruction card as soon as possible.

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Abcam ADS Holders who have any questions or require any assistance in submitting their voting instructions, should contact the Company’s proxy solicitor, Morrow Sodali, by calling (800) 662-5200 (toll-free in North America) or +1 (203) 658-9400 or by emailing ABCM@info.morrowsodali.com.

Abcam shareholders are advised to ONLY use the BLUE Form of Proxy approved by the High Court of Justice of England and Wales and issued by the Company for the Court Meeting and the YELLOW Form of Proxy issued by the Company for the General Meeting, or one of the other methods stated in the Shareholder Circular, to submit their proxy appointments in respect of the Court Meeting and General Meeting so as to ensure that their votes are counted.

Abcam ADS Holders are advised to ONLY use the form of BLUE ADS Voting Instruction Card prepared by the Depositary and approved by the Company in connection with the Court Meeting and General Meeting (whether by completing the form themselves or by following the instructions provided by their broker, bank or other nominee or intermediary in connection therewith) so as to ensure that their voting instructions are counted.

PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, U.K., the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com.

Important Notices

U.K. Takeover Code does not apply

Abcam is not a company subject to regulation under the City Code on Takeovers and Mergers (the ‘U.K. Takeover Code’), therefore no dealing disclosures are required to be made under Rule 8 of the U.K. Takeover Code by shareholders of Abcam or Danaher.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Danaher’s and Abcam’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory approvals and Abcam shareholder approval, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the Transaction; risks related to diverting the attention of Danaher’s and Abcam’s management from ongoing business operations; failure to realize the expected benefits of the Transaction; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; the risk that Abcam’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the Transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the Transaction or any further announcements or the consummation of the acquisition on the market price of Abcam’s American depositary shares; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Danaher and Abcam, including those described from time to time under the caption “Risk Factors” and elsewhere in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the U.S. Securities and Exchange Commission (“SEC”) and available at the SEC’s website at www.sec.gov. Moreover, other risks and uncertainties of which Abcam are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance. SEC filings for the Company are available in the Investor Relations section of the Company’s website at https://corporate.abcam.com/investors/. The information contained on, or that can be accessed through, the Company’s website is not a part of, and shall not be incorporated by reference into, this Form 6-K.

The forward-looking statements made in this announcement are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Abcam on its website or otherwise. Abcam does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

Important Additional Information and Where to Find It

Abcam has furnished the same to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K and mailed or otherwise provided to its shareholders a circular containing information on the Scheme vote regarding the Transaction (the ‘Scheme Circular’). This announcement is not a substitute for the Scheme Circular or any other document that may be filed or furnished by Abcam with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

Investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investors website (https://corporate.abcam.com/investors/danaher-abcam) or by writing to the Company, at 152 Grove Street, Building 1100 Waltham, MA 02453, United States of America.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The Transaction will be implemented solely pursuant to the Scheme, subject to the terms and conditions of the definitive transaction agreement, which contains the terms and conditions of the Transaction.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated in the U.K. by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Abcam and no one else in connection with the Acquisition and Morgan Stanley, its affiliates and its respective officers, employees, agents, representatives and/or associates will not regard any other person as their client, nor will they be responsible to anyone other than Abcam for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the Acquisition or any matter or arrangement referred to herein.

Lazard & Co., Limited , which is authorised and regulated in the U.K. by the Financial Conduct Authority, and Lazard Freres & Co. LLC (together, “Lazard”) are acting exclusively as financial adviser to Abcam and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Abcam for providing any protections afforded to clients of Lazard nor for providing advice in relation to the matters set out in this announcement. Neither Lazard nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

Media enquiries

FTI Consulting

+44 (0)20-3727-1000

Abcam@fticonsulting.com